WESTERN AREAS LIMITED

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2001

Profit from gold up 264%

Gold production up 10%

Recovered grade improves by 16%

Cash costs US$173/oz

South Deep Joint Venture has achieved excellent results for the December quarter. Gold revenue has increased by 46% to R148.9 million. Whilst the increase in the gold price received for the quarter and the devaluation of the rand contributed to this improvement, a significant impact was made by the 10% increase in gold output from 1 354kg to 1 490kg and the hedging profits received on the exercising of options bought as part of the new derivative transaction.

Profits from gold increased by 264%, from R11.7 million to R42.6 million.

Production costs decreased from US$221 per ounce to US$173 per ounce, with the recovered grade improving from 7.16 grams per tonne, to 8.3 grams per tonne. Production costs in rands improved from R59 442/kg to R56 174/kg. The improvement in recovered grade is a result of focused efforts on ore reserve management and grade control programs.

The attributable profit/(loss) after taxation fell to (R5.9 million) as a result of R58.6 million non-cash costs and non-recurring cash costs of R37.8 million.

Capital expenditure at the South Deep project amounted to R145.1 million for the quarter.

The advances to Durban Roodepoort Deep, Limited were repaid in December 2001. Payment was made by means of a cash consideration of R33 million as well as listed shares in Randgold & Exploration Company Limited, JCI Gold Limited and Consolidated African Mines Limited.

The South Deep asset has been refinanced using a long-dated derivative structure, based upon the selling of options on a portion of Western Areas' 50% share of South Deep's gold production over 12.5 years. This arrangement raised cash of US$104 million. Work is ongoing to increase the facility thereby raising approximately US$21 million, to increase the total to US$125 million.

The derivative structure, although conservative, will unlock value and allow for the payment of special dividends, will provide for ongoing capital development expenditure and will allow shareholders to participate in this great asset for its full life.

RB Kebble
Chief Executive

JF Brownrigg
Managing Director

Johannesburg
18 February 2002

PRODUCTION RESULTS

Quarter ended 31.12.01	Quarter ended 30.09.01	**Year ended 31.12.01**	Year ended 31.12.00		**Quarter ended 31.12.01**	Quarter ended 30.09.01	**Year ended 31.12.01**	Year ended 31.12.00
	METRIC					IMPERIAL		
				Ore milled, tonnes/tons (000)				
127	135	**469**	345	Western Areas section	**140**	149	**518**	380
53	54	**206**	204	South Deep section	**58**	60	**226**	224
-	-	**3**	60	Surface material	**-**	-	**3**	66
180	189	**678**	609	Total ore milled	**198**	209	**747**	670
				Yield, ounces per tonne/ton				
7.07	7.20	**7.74**	10.43	Western Areas section	**0.206**	0.210	**0.226**	0.304
8.74	9.28	**8.20**	7.00	South Deep section	**0.254**	0.269	**0.239**	0.204
-	-	**2.08**	0.57	Surface material	**-**	-	**0.068**	0.017
8.30	7.16	**7.83**	8.33	Average grade recovered	**0.242**	0.209	**0.228**	0.243
				Gold production, kilograms/ounces				
897	971	**3 631**	3 599	Western Areas section	**28 839**	31 218	**116 727**	115 694
458	501	**1 685**	1 426	South Deep section	**14 725**	16 108	**54 171**	45 831
-	-	**7**	34	Surface material	**-**	-	**212**	1 093
1 355	1 472	**5 323**	5 059	Total gold production	**43 564**	47 326	**171 110**	162 618
135	(118)	**(17)**	4	Work-in-progress	**4 340**	(3 794)	**(531)**	129
1 490	1 354	**5 306**	5 063	Total gold declared	**47 904**	43 532	**170 579**	162 747

COST AND REVENUE PER UNIT OF PRODUCTION

Quarter ended 31.12.01 R	Quarter ended 30.09.01 R	Year ended 31.12.01 R	Year ended 31.12.00 R		Quarter ended 31.12.01 US$	Quarter ended 30.09.01 US$	Year ended 31.12.01 US$	Year ended 31.12.00 US$
METRIC					IMPERIAL			
				Per tonne/ton milled				
465	426	**432**	352	Production costs	**42**	46	**45**	46
				Other expenses and				
126	53	**79**	68	non-cash costs	**11**	6	**8**	9
591	479	**511**	420	Total costs	**53**	52	**53**	55
				Per kilogram/ounce produced				
56 174	59 442	**55 145**	42 276	Production costs	**173**	221	**199**	190
				Other expenses and				
15 167	7 439	**10 139**	8 139	non-cash costs	**47**	28	**36**	36
71 341	66 881	**65 284**	50 415	Total costs	**220**	249	**235**	226
				Gold price received (spot)				
791	541	**612**	532	Per tonne/ton milled	**71**	59	**64**	69
95 503	75 548	**78 195**	63 888	Per kilogram/ounce produced	**294**	281	**281**	286
				Capital commitment at end of				
95	96	**95**	66	**period (R million)/($ million)**	**8**	11	**8**	9
				Conversion rates used:				
				US$ 1 = Rands				
10.1000	8.3728	**8.6425**	6.9362	Average rate for period	**10.1000**	8.3728	**8.6425**	6.9362
11.9700	9.0276	**11.9700**	7.5605	Rate at end of period	**11.9700**	9.0276	**11.9700**	7.5605

SOUTH DEEP SHAFT SINKING

	Main Shaft		Vent Shaft	
	Quarter ended 31.12.01	Quarter ended 30.09.01	**Quarter ended 31.12.01**	Quarter ended 30.09.01
Sinking (metres)	0	49	0	0
Metres per calendar day	0.00	0.53	0.00	0.00
Distance below collar (metres)	2 948	2 948	2 759.5	2 759.5
Days on development	92 days - 110A lev devel.	50 days - 110, 110A lev devel.	92 days - 94, 100 lev devel.	92 days - 94, 100 lev devel.
Cubic metres broken in dev. (Plan)	6 725	3 469	5 883	4 004
Cubic metres broken in dev. (Actual)	7 350	4 591	3 130	1 683
Metres/Calendar day sink (excl dev. days)	0.00	1.17	0.00	0.00

SUMMARISED DEVELOPMENT RESULTS

Quarter Ending	Total Development (m)	Primary Reef Development (m)	Primary Reef Sampled (m)	Channel Width (m)	Channel Value (g/t)	Channel (cm-g/t)
31.12.2001	1 808	11.4	21.0	331	11.8	3 906
30.09.2001	1 286	20.2	0.0	0	0.0	0
Year to 31.12.2001	6 051	228.5	224.0	287	5.9	1 693

DEVELOPMENT	**Metric**			**Imperial**		
	Quarter ended		Year to date	Quarter ended		Year to date
	31.12.01	30.09.01	31.12.01	31.12.01	30.09.01	31.12.01
Advance on reef and country rock	(metres)	(metres)	(metres)	(feet)	(feet)	(feet)
Ventersdorp Contact Section	1 168	856	2 846	3 833	2 808	9 337
Upper Elsburg Section	640	430	3 205	2 100	1 411	10 515
Total metres	**1 808**	**1 286**	**6 051**	**5 933**	**4 219**	**19 852**

WESTERN AREAS LIMITED

Registration Number 1959/003209/06 • Incorporated in the Republic of South Africa • ISIN No: ZAE000016549 • Share Code: WAR

PO Box 61719, Marshalltown 2107 • Telephone: +27(11) 688-5000 • Fax: +27(11) 834-9195

Office of South African Transfer Secretaries • Mercantile Registrars Limited • PO Box 1053, Johannesburg, 2001

Office of UK Transfer Secretaries • Capita IRG Plc • Balfour House, 390/398 High Road, Ilford, Essex, LG1 1NQ

PA 3814/e

CONSOLIDATED INCOME STATEMENT

US$ million						R million			
Quarter ended 31.12.01 *Unaudited*	Quarter ended 30.09.01 *Unaudited*	**Year ended 31.12.01** *Unaudited*	Year ended 31.12.00 *Audited*		*Notes*	**Quarter ended 31.12.01** *Unaudited*	Quarter ended 30.09.01 *Unaudited*	**Year ended 31.12.01** *Unaudited*	Year ended 31.12.00 *Audited*
14.8	12.2	**49.5**	47.4	**Revenue from gold**		**148.9**	102.3	**428.1**	329.1
14.1	12.2	**48.0**	46.6	At spot		**142.3**	102.3	**414.9**	323.4
0.7	-	**1.5**	0.8	Hedging profits		**6.6**	-	**13.2**	5.7
(10.5)	(10.8)	**(40.1)**	(36.8)	Costs and other expenses		**(106.3)**	(90.6)	**(346.4)**	(255.2)
(8.3)	(9.6)	**(33.9)**	(30.9)	Production costs		**(83.7)**	(80.5)	**(292.6)**	(214.0)
(2.2)	(1.2)	**(6.2)**	(5.9)	Non-cash items		**(22.6)**	(10.1)	**(53.8)**	(41.2)
4.3	1.4	**9.4**	10.6	**Profit from gold**		**42.6**	11.7	**81.7**	73.9
1.2	3.4	**10.4**	23.4	Plus		**12.6**	27.6	**90.6**	162.8
2.5	0.7	**3.9**	2.8	Sundry revenue		**25.4**	5.9	**34.0**	19.7
(3.2)	-	**(3.8)**	-	Exchange loss	1	**(32.5)**	-	**(32.5)**	-
1.9	2.7	**10.3**	20.6	Net interest received		**19.7**	21.7	**89.1**	143.1
(4.4)	(1.7)	**(9.7)**	(12.0)	Less		**(44.2)**	(14.1)	**(83.4)**	(83.1)
(2.6)	-	**(3.0)**	(2.8)	Net amortised premiums on put and call options	1/2	**(26.1)**	-	**(26.1)**	(19.6)
(1.6)	(1.5)	**(5.9)**	(6.9)	Administration costs and amortisation of corporate assets		**(16.3)**	(12.6)	**(50.7)**	(47.4)
-	-	**(0.2)**	(1.0)	Exploration and new business		**-**	(0.1)	**(1.7)**	(6.8)
(0.2)	(0.2)	**(0.6)**	(1.3)	Prestea mine closure costs		**(1.8)**	(1.4)	**(4.9)**	(9.3)
1.1	3.1	**10.1**	22.0	**Operating profit**		**11.0**	25.2	**88.9**	153.6
(3.7)	-	**(4.3)**	(3.3)	**Non recurring costs**		**(37.8)**	-	**(37.8)**	(22.7)
(2.6)	3.1	**5.9**	18.7	**(Loss)/profit before taxation**		**(26.8)**	25.2	**51.1**	130.9
2.2	(0.9)	**(0.7)**	(6.7)	Taxation		**23.2**	(8.0)	**(6.5)**	(46.7)
(0.4)	(0.6)	**(2.6)**	(6.9)	Normal taxation		**(3.5)**	(5.3)	**(22.5)**	(48.2)
2.6	(0.3)	**1.9**	0.2	Deferred taxation		**26.7**	(2.7)	**16.0**	1.5
(0.2)	-	**(0.3)**	0.1	Attributable to outside shareholders		**(2.3)**	(0.2)	**(2.5)**	0.4
(0.6)	2.2	**4.9**	12.1	**Attributable (loss)/profit after taxation**		**(5.9)**	17.0	**42.1**	84.6
0	2	**6**	13	Headline (loss)/earnings per share – cents		**(15)**	16	**52**	90
0	2	**5**	12	(Loss)/earnings per share – cents		**(5)**	16	**40**	80
105.4	105.4	**105.4**	105.4	Number of shares in issue (million)		**105.4**	105.4	**105.4**	105.4

Notes

1 Western Areas has implemented a derivative structure, based upon the selling of options on a portion of Western Areas' 50% share of South Deep's gold production. Option premiums have been received upfront and payment of premiums for the bought options have been deferred. The accounting treatment has resulted in the raising of a deferred expense asset and a deferred income liability in respect of premiums payable and received on the options. Premium income and expenses are amortised to the Income Statement over the period of the structure (12.5 years). Exchange gains/losses on this transaction are reflected in the Income Statement.

2 There has been a change in accounting policy to recognise income and expenditure relating to option premiums on instruments existing in the prior period, in line with the accounting treatment for the new derivative transaction (See note 1). The change in accounting policy has resulted in a prior period adjustment of R29 million to opening retained income. The impact on the current period is R11 million net premium income, included in net amortised premiums on put and call options.

CONSOLIDATED BALANCE SHEET

US$ million Quarter ended 31.12.01 Unaudited	Quarter ended 30.09.01 Unaudited	Year ended 31.12.00 Audited		Notes	R million Quarter ended 31.12.01 Unaudited	Quarter ended 30.09.01 Unaudited	Year ended 31.12.00 Audited
			Capital Employed				
214.5	288.5	337.8	Shareholders' equity	4	**2 567.5**	2 604.2	2 553.9
1.6	1.9	2.3	Outside shareholders' interests		**19.6**	17.4	17.4
29.8	45.2	52.6	Deferred taxation		**356.7**	408.3	397.7
111.3	-	-	Deferred premium income	3	**1 332.7**	-	-
133.1	2.0	2.4	Long term liabilities	3	**1 593.4**	18.3	18.3
490.3	337.6	395.1			**5 869.9**	3 048.2	2 987.3
			Represented by				
218.2	273.2	300.6	Mining assets		**2 612.8**	2 466.3	2 272.9
130.5	-	-	Deferred premium costs	3	**1 562.7**	-	-
11.2	2.0	-	Listed investments	2	**133.5**	18.1	-
0.1	0.1	0.3	Unlisted investments		**1.6**	1.1	2.2
3.3	4.6	8.1	Long-term advances		**39.3**	41.7	61.6
127.0	57.7	86.1	**Net current assets**		**1 520.0**	521.0	650.6
135.6	74.1	105.3	**Current assets**		**1 623.1**	668.8	796.0
0.9	2.1	1.8	Inventories		**10.3**	19.3	13.6
3.7	4.4	10.8	Receivables		**44.7**	39.7	81.4
38.8	47.8	38.0	Loan to JCI Gold Limited	1	**464.0**	431.4	287.2
-	16.1	17.1	Short-term cash advances	2	**-**	145.1	129.5
92.2	3.7	37.6	Cash and short-term funds		**1 104.1**	33.3	284.3
8.6	16.4	19.2	**Current liabilities**		**103.1**	147.8	145.4
8.6	10.8	19.2	Payables and provisions		**103.1**	97.5	145.4
-	5.6	-	Short-term borrowings		**-**	50.3	-
490.3	337.6	395.1			**5 869.9**	3 048.2	2 987.3

Notes
1 The loan to JCI Gold Limited, repayable on 31 March 2002, is secured by a pledge of marketable securities and carries interest at prime overdraft rate plus 1.5%.
2 The cash advances to Durban Roodepoort Deep, Limited, amounting to R145.1 million as at the end of September 2001 have been repaid in December 2001. Payment was made by means of a cash consideration of R33 million as well as listed shares in Randgold & Exploration Company Limited (7.2 million), JCI Gold Limited (6.3 million) and Consolidated African Mines Limited (16.1 million). The listed shares received have a current market value of R168 million.
3 Refer to note 1 of the Income Statement.
4 Refer to note 2 of the Income Statement.

HEDGE BOOK

The following table represents the new hedge book as at 31 December 2001:

Years to 31 December	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	TOTAL
Put options bought														
Amount hedged (oz 000)	148	204	210	215	205	206	214	209	214	200	206	205	98	2 534
Average price ($/oz)	318	278	268	278	288	288	288	293	303	313	313	323	333	
Call options sold														
Amount hedged (oz 000)	95	136	162	166	157	158	165	161	165	154	158	158	76	1 911
Average price ($/oz)	319	279	269	279	289	289	289	294	304	314	314	324	334	
Call options sold														
Amount hedged (oz 000)	39	54	65	66	63	63	66	64	66	62	63	63	30	764
Average price ($/oz)	279	289	304	319	334	349	364	379	394	409	424	439	454	
Call options bought														
Amount hedged (oz 000)	53	73	87	89	85	85	89	87	89	83	86	85	41	1 032
Average price ($/oz)	269	279	289	299	309	324	334	349	359	374	399	414	429	

The following table represents the existing hedge book as at 31 December 2001:

Years to 31 December	2002	2003	2004	2005	2006	2007	2008	2009	TOTAL
Fixed forward contract									
Amount hedged (oz 000)	140	38	42	21	-	-	84	84	409
Average price ($/oz)	260	260	260	260	-	-	280	280	
Fixed forward contract									
Amount hedged (oz 000)	105	-	-	-	-	-	-	-	105
Average price (R/oz)	1 822	-	-	-	-	-	-	-	
Call options sold									
Amount hedged (oz 000)	35	40	42	42	42	42	42	42	327
Average price ($/oz)	325	325	325	325	325	325	325	325	
Call options bought									
Amount hedged (oz 000)	70	76	77	38	-	-	-	-	261
Average price ($/oz)	420	420	420	420	-	-	-	-	
Gold lease rate swaps									
Amount hedged	-	-	-	214	-	157	-	126	497
Forward exchange contracts									
Amount $ (mil)	92	25							
Exchange rate (€/$)	0.9564	0.9596							

CONSOLIDATED CASH FLOW STATEMENT

US$ million					R million			
Quarter ended 31.12.01 *Unaudited*	Quarter ended 30.09.01 *Unaudited*	**Year ended 31.12.01** *Unaudited*	Year ended 31.12.00 *Audited*		**Quarter ended 31.12.01** *Unaudited*	Quarter ended 30.09.01 *Unaudited*	**Year ended 31.12.01** *Unaudited*	Year ended 31.12.00 *Audited*
				Cash flow from operating activities				
3.5	0.9	**8.9**	(5.4)	Cash from/(utilised in) operations	**35.0**	7.4	**77.2**	(37.7)
(0.1)	-	**(0.1)**	(1.7)	Interest paid	**(0.6)**	-	**(0.6)**	(11.7)
(2.5)	-	**(9.7)**	(1.1)	Taxation paid	**(25.2)**	-	**(83.6)**	(7.4)
0.9	0.9	**(0.9)**	(8.2)	Net cash generated by/(utilised in) operating activities	**9.2**	7.4	**(7.0)**	(56.8)
				Investing activities				
(14.4)	(13.2)	**(45.9)**	(38.0)	Capital expenditure on the South Deep project	**(145.1)**	(110.3)	**(396.3)**	(263.7)
(11.5)	-	**(13.5)**	-	Investment in listed shares	**(116.3)**	-	**(116.3)**	-
-	-	**0.2**	2.3	Proceeds on sale of assets	**-**	-	**1.7**	15.8
(1.7)	(7.8)	**(9.5)**	(7.7)	Increase in loan to JCI	**(16.8)**	(65.5)	**(82.2)**	(53.4)
14.8	-	**19.6**	3.1	Decrease in advances	**149.3**	-	**169.1**	21.8
0.2	-	**0.3**	-	Increase in long-term advances	**2.4**	-	**2.4**	-
-	-	**-**	50.1	Decrease in short-term advances	**-**	-	**-**	347.4
-	0.1	**1.2**	8.0	Interest received	**-**	0.9	**10.0**	(55.4)
-	-	**-**	0.1	Dividends received	**-**	-	**-**	0.4
(12.6)	(20.9)	**(47.6)**	17.9	Net cash (utilised in)/generated by investing activities	**(126.5)**	(174.9)	**(411.6)**	123.7
				Financing activities				
(5.0)	6.0	**-**	-	(Decrease)/increase in short-term loans	**(50.3)**	50.3	**-**	-
-	-	**-**	(8.7)	Decrease in long-term liabilities	**-**	-	**-**	(60.2)
104.2	-	**104.2**	-	Income from derivative transaction	**1 238.4**	-	**1 238.4**	-
-	-	**-**	(87.4)	Cash distribution	**-**	-	**-**	(606.0)
99.2	6.0	**104.2**	(96.1)	Net cash generated by/(utilised) in financing activities	**1 188.1**	50.3	**1 238.4**	(666.2)
87.5	(14.0)	**55.7**	(86.4)	**Net cash generated/(utilised)**	**1 070.8**	(117.2)	**819.8**	(599.3)
3.7	18.7	**37.6**	143.5	Opening balance of cash and cash equivalents	**33.3**	150.5	**284.3**	883.6
1.0	(1.0)	**(1.1)**	(19.5)	Translation adjustment				
92.2	3.7	**92.2**	37.6	**Closing balance of cash and cash equivalents**	**1 104.1**	33.3	**1 104.1**	284.3

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Number of ordinary shares issued and paid Millions	Share capital Rm	Share premium Rm	Retained earnings Rm	Total Rm
GROUP AND COMPANY					
Balance at 1 January 2001	105.4	105	2 387	62	2 554
Attributable profit for the year	0	0	0	42	42
Prior year adjustments				(29)	(29)
Balance at 31 December 2001	**105.4**	**105**	**2 387**	**75**	**2 567**

WESTERN AREAS LIMITED

NEWS RELEASE

<u>*For immediate release*</u>

For further details please contact

Brett Kebble (CEO)
+27 11 688-5074
+27 (0) 83-633-1803

John Brownrigg (MD)
+27 11 688 5076
+27 (0)83 653 4043

WESTERN AREAS PLANS SPECIAL DIVIDEND AS GOLD PROFIT SOARS AND SOUTH DEEP PROJECT NEARS COMPLETION

Johannesburg, 18 February - Western Areas increased its profit from gold by 264% to R42.6 million in the December quarter on the back of a strong performance by the South Deep joint venture.

While the improvement was partly attributable to the increase in the gold price and the devaluation of the rand, a 10% increase in gold output and hedging profits from the derivative transaction concluded during the quarter, also made a significant contribution.

Operationally, gold production rose to 1 490 kg while production costs were reduced from US$221 per ounce to US$173 per ounce (or from R59 442 per kg to R56 174 per kg) and the recovered grade improved from 7.16 grams per tonne to 8.3 grams per tonne. Managing director John Brownrigg said the grade improvement was the result of focused attention to ore reserve management and grade control programmes.

Brownrigg also noted that the South Deep project, designed to exploit the world's single largest gold reserve, was moving rapidly to completion. The new metallurgical plant is scheduled for commissioning in May this year and the new shaft system is due to be completed by August 2003. The development of the underground infrastructure is on target and the trackless operations continue to improve. Capex on the R5 billion project will peak this year at R820 million.

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